February 18, 2010

Larry Spirgel, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

National Intelligence Association, Inc.

File No. 333-163628

SEC Comment letter dated January 5, 2010

Dear Mr. Spirgel:

National Intelligence Association, Inc. (the “Company”), a Nevada corporation, is pleased advise you that we have received and reviewed your letter of January 5, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on December 10, 2009.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated January 5, 2010.  We believe that the responses included hereinafter are complete and where disclosure has changes we have endeavoured to indicated, precisely, where any such changes have occurred. Further, we have endeavoured to revise all necessary section of the Filing where the applicable comment(s) may have affected any part thereof.

1.

The Company believes that this offering is a “true” secondary offering that is eligible to be made on a delayed basis under Rule 415(a)(1)(i). We understand that there have been limited circumstances under which the Commission has taken the position that an offering styled as a secondary offering is really a disguised primary offering made on behalf of the issuer entail situations in which the selling stockholders were acting as a "conduit" for the sale of the stock on behalf of the issuer. The relevant factors in determining whether the resale of the registered securities would qualify as a primary offering and thus eligible for resale pursuant to Rule 415(a)(1)(i) are as follows: (i) the length of time the selling stockholders have held their shares; (ii) the circumstances under which the selling stockholders received their shares; (iii) the selling stockholders’ relationship to the issuer; (iv) the amount of shares involved; (v) whether the selling stockholders are in the business of underwriting securities; and, (vi) whether the securities feature “at the market” conversions or issuances. We believe that the facts and circumstances related to this Filing involved should persuade the Commission that the registered securities should not be construed as a indirect primary offering.

The following is a summary of the facts and circumstances surrounding the offering of the shares by each selling stockholder covered by the Form S-1, as well as the basis for the Company’s determination that each selling stockholder is not acting as a conduit for the Company.

1800 Ravinia Place, Orland Park,  IL  60462

312.775.9700

On May 12, 2009, the Company issued 10,000,000 shares of the Company's common stock at $0.001 per share to the President of the Company pursuant to Section 4(2) and/or Regulation D for management services. On May 12, 2009, the Company issued 5,000,000 founders shares of the Company's common stock at $0.001 per share to various investors pursuant to Regulation S for proceeds of $5,000.  On May 12, 2009, the Company issued 5,000,000 founders shares of the Company's common stock at $0.001 per share to the President of the Company pursuant to Section 4(2) and/or Regulation D for proceeds of $500.  Additionally, from July 1, 2009 to August 31, 2009, the Company sold 435,000 shares of the Company's common stock at $0.10 per share to various investors for total proceeds of $43,500 pursuant to Section 4(2) and/or Regulation D.  On September 9, 2009, the Company sold 100,000 shares of the Company's common stock at $0.10 per share to one investor for total proceeds of $10,000 pursuant to Section 4(2) and/or Regulation D. For the securities sold there is no applicable right or privilege that would result in any change in the market price of the Company’s Common.  The only adjustment to the foregoing would occur in the event of a stock dividend, stock split or similar action which affects all outstanding shares of Common Stock equally.

The selling shareholders who acquired their shares as of May 12, 2009, have held those shares for a period of eight months as of the date of this letter and those shareholders having acquired such shares between July 1, 2009 and August 31, 2009, will likely have held such shares for 6 months as of the date of effectiveness of the Filing. As such the Company's believes that the selling shareholders have held the shares of a adequate period of time that there should be no correlation, which would lead to the conclusion that the selling shareholders are acting as a "conduit" for the Company, between the proximity of initial placement and the registration of such securities.

The Company is seeking to register an aggregate of 6,535,000 shares of Common Stock pursuant to the Filing, of those 6,535,000 are being registered on behalf of the referenced selling shareholders with the balance being registered for resale by the Company in a direct public offering. The shares offered by the selling shareholders and the percentage of those shares in relation to the total shares offered is shown in the following table:

		Before the Offering		After the Offering
Name of Selling Stockholder	Position, Office or Other Material Relationship	Total Number of Shares of common stock Beneficially Owned Prior to the Offering (1)	Number of Shares to be Offered for the Account of the Selling Stockholder (2)	Number of Shares to be Owned after this Offering (3)	Percentage to be Beneficially Owned after this Offering (3) (4)

Common Stock
Hermiz Albazi		100,000	100,000	0	0%
Baltic Investment LTD. (5)		1,000,000	1,000,000	0	0%
John Cassagne		50,000	50,000	0	0%
Virginia M Cook		50,000	50,000	0	0%
Charles W Degner		50,000	50,000	0	0%
David Hershberger		75,000	75,000	0	0%
Irish Delta, Inc. (6)		1,000,000	1,000,000	0	0%
Pamela Kostynuik		30,000	30,000	0	0%
Mazi International Corp. (7)		1,000,000	1,000,000	0	0%
Michael J McCullough		30,000	30,000	0	0%
James Miller	CEO, CFO, Treasurer and Director	15,000,000	1,000,000	14,000,000	100%
Nelevi, S.A. (8)		1,000,000	1,000,000	0	0%
Jesse Root		50,000	50,000	0	0%
Strotas Group Corp. (9)		1,000,000	1,000,000	0	0%
Darren Wright		100,000	100,000	0	0%
TOTAL		20,535,000		14,000,000	100%

The aggregate of 6,535,000 shares of Common Stock being registered pursuant to the Filing represents only 30.39% of the issued and outstanding shares of the Company prior to the registration.

Further, none of the selling shareholders, (except James Miller, the Company's CEO) were affiliated with the Company prior to closing of the Placement Agreements and there were no prior securities transactions between the Company and any of the selling shareholders. Other than the relationship of the shareholder to the Company as a shareholder, the Company is not aware of any other relationships between the selling stockholders.

In conclusion, since as described above, the Company believes that the selling stockholders are not acting as conduits for the Company, we believe that the facts and circumstances presented within this letter and within the Filing compel the conclusion that the offering by the selling stockholders pursuant to the Registration Statement on Form S-1 is “true” secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2.

We have complied with the financial statement updating guidance pursuant to Section 3-13 of Regulation S-K.

3.

We have significantly revised the filing and provided support for claims made therein where appropriate and in those cases where support cannot readily be obtained we have removed such assertions.

4.

We have revised the filing, in its entirety, to accurately reflect and to allow the reader to properly distinguish between historical performance and our current activities, as well as any intended future activities.

5.

We have revised the filing to include the percentage of the total shares currently outstanding are being registered by the registration statement.

6.

We have revised the filing to include a risk factor relating to our ability to continue as a going concern.

7.

We have revised the filing to include a risk factor relating to our current lack of operations and we have addressed Management's anticipated plan of operation and business development strategy.

8.

We have included a risk factor regarding our current limited number of customers.

9.

We have revised the risk factor relating to there being no assurance our future operations will result in profitability to include the fact that we have not generated any revenue to date.

10.

We have revised the risk factor relating to potential liability to include the fact that we have not had any claims made against the Company to date as we are in the development stage.

11.

We have revised the filing accordingly.

12.

We have revised the filing accordingly.

13.

We have revised the filing accordingly.

14.

We have revised the filing, in its entirety, to more accurately reflect the current services offered by the Company, including our anticipate timeframe for developing referenced services and our anticipated revenues form each type of service we intend to offer.

15.

We have revised the filing accordingly.

16.

We have revised the Filing accordingly.

17.

We have revised the Filing accordingly.

18.

We have revised the Filing to remove the reference to the USIS contract.

19.

We have revised the Filing accordingly.

20.

We have revised the Filing accordingly.

21.

We have revised the Filing accordingly.

22.

We have revised the Filing accordingly.

23.

We have revised the Filing accordingly.

24.

The requested disclosure was previously included in the Filing.

25.

We have revised the Filing accordingly.

26.

We have revised the Filing accordingly.

27.

We have revised the Filing accordingly.

28.

We have revised the Filing accordingly.

29.

We have revised the Filing accordingly.

30.

We have been informed that counsel was referring to assurances relating to the accuracy and genuineness of the representations made by Management as the same relates to the Company's filing, no such assurance made by Management to counsel were accompanied by any certification.

In connection with the Company’s responding to the comments set forth in the January 5, 2009 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also be filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ James Miller

___________________________________________

James Miller, Chief Executive Officer & President

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